Unlock WisdomTree



etfs.
capital

May 6, 2024

May 6, 2024

Dear Fellow Stockholders:

ETFS Capital Limited (together with the other participant in its solicitation, collectively "ETFS," "we" or "our") firmly believes that WisdomTree, Inc. ("WisdomTree" or the "Company") suffers from a persistent undervaluation of its core ETF business because the Company's board of directors (the "Board") and management refuse to take the actions that are, in our view, required to unlock the value of your investment. At the Company's upcoming 2024 Annual Meeting of Stockholders (the "2024 Annual Meeting"), you will have an opportunity to send a clear message to the Board to run a proper process to evaluate all options to maximize stockholder value.

As a referendum on the Company's ill-advised diversification strategy, its unwillingness to provide stockholders with any insights into the performance of WisdomTree Prime and its refusal to unlock value through a strategic review process, we urge stockholders to join us in voting <u>AGAINST</u> the re-election of the Chairman Win Neuger, Director Anthony Bossone, and CEO and Director Jonathan Steinberg.

By voting **<u>AGAINST</u>** the re-election of Mr. Steinberg, as Chief Executive Officer of the Company, Mr. Neuger, as Chairman of the Board, and Mr. Bossone, each of whom serve in significant leadership positions at the Company and, as the longest-tenured directors, have supported management's efforts to transform WisdomTree into a decentralized finance ("DeFi") company by investing in WisdomTree Prime, Bitcoin ETFs and other unrelated ventures, we believe stockholders will be sending a strong message to the Board that they are dissatisfied with the status quo and that the Company should hire a reputable banker and evaluate all options to unlock value as soon as possible.

ETFS is the beneficial owner of an aggregate of 15,250,000 shares of common stock, par value $0.01 per share (the "Common Stock"), of WisdomTree, representing approximately 10.0% of the outstanding shares of Common Stock, which together with its Series A Preferred Stock, would represent approximately 18.0% of the Company's outstanding Common Stock on an as-converted basis.

We have patiently and respectfully engaged with the WisdomTree Board for years. Over the last two years we have, at our own expense, nominated director candidates and engaged in a public proxy campaign which has achieved much needed board refreshments and governance improvements, including the appointment or election of three highly qualified directors and the declassification of the Board.

Unfortunately, our engagement and our achievements thus far have been insufficient to overcome the influence that three long-tenured Board members and management exert in maintaining the status quo. Despite our campaign last year being successful in removing the Company's long-tenured Chair, Frank Salerno, at the Company's 2023 Annual Meeting of Stockholders (the "2023 Annual Meeting"), the Board appointed another long-tenured director, Win Neuger, as the new Chair, notwithstanding the fact that Mr. Neuger received the most withheld votes of any director apart from Mr. Salerno.

Following the 2023 Annual Meeting, the Board and management team have continued to attempt to transform WisdomTree into a DeFi company in spite of clear evidence of their inability to do so, as discussed in more detail below. The future of WisdomTree, as portrayed by management since 2021, is centered around DeFi,[1] yet the performance of the biggest DeFi initiative (WisdomTree Prime) is hidden from stockholders as management refuses to disclose key metrics about WisdomTree Prime's performance.

It is clear to us that the Company's expenditure of tens of millions of stockholder dollars since 2021[2] on efforts such as the launch of WisdomTree Prime app and debit card and Bitcoin ETFs have failed to generate meaningful revenue or a promising future. Management has also struggled to generate value when deploying investor capital in external investments.[3]

ETFS believes that WisdomTree trades at a significant discount to the intrinsic value of its core ETF business. WisdomTree's ETF business, we believe, is worth $2.1 to $3.0 billion to common stockholders – significantly more than the Company's current market value of $1.4 billion.[4]

We believe the Board is resistant to unlocking the true value of the core-ETF business as evidenced by its refusal to initiate a robust and independent strategic review process.

For years, WisdomTree has professed to stockholders that "organic growth accelerates scale and expands operating margins"[5] with a promise of "material margin improvement".[6] Some of these claims date back to Q2 of 2022, and we have seen very little margin improvement in spite of a substantial increase in AUM. The ETF business continues to suffer from poor profitability because of its excessive cost structure.

Instead, the focus on the DeFi transformation has distracted management from WisdomTree's core ETF business, in our view. Based on our substantial ETF industry experience and expertise, the operating margin for a well-run ETF business should be around 40% to 45%[7] rather than the 28.5% the Company recorded in 2023.[8] The Company therefore appears to be wasting 11.5% to 16.5% of its revenues on unnecessary expenses.

With the Company's global ETF revenues running at $382 million per annum,[9] this margin leakage translates into $44 to $63 million per annum of potential cost savings. Interestingly, WisdomTree itself has discussed achieving incremental margins greater than 50% in its quarterly earnings presentations since 2022,[10] which provides further credence to our assertion that the Company's core ETF business should be achieving an operating margin of 40% to 45%. WisdomTree has repeatedly failed to translate AUM growth into higher profits and drive stockholder value, as shown in the chart below.



AUM vs. Adjusted Operating Margin

Source: Company SEC filings
* Excludes contractual Gold payments and activist campaign related costs

THE DEFI INITIATIVES HAVE BEEN A MASSIVE DISTRACTION AND UTTERLY UNSUCCESSFUL IN OUR VIEW.

We believe the Board and management team have wasted valuable stockholder resources in pursuing DeFi initiatives that have failed to yield any positive results. Despite investing millions of dollars in WisdomTree Prime, stockholders have been given no information about critical metrics including the number of paying customers, revenue generation, asset acquisition, or any other meaningful data points.[11] In our opinion, this is because there are no financial results that suggest there is any value to the business. To be clear, obtaining regulatory approvals without obtaining customers is a waste of resources, not a sign of business value.

The performance of WisdomTree's Bitcoin ETF ("BTCW") is, in our view, a clear message from the market that any claim by WisdomTree that it is a "DeFi leader" is absurd. BTCW is ranked last in AUM, by a sizable margin, among its peers, as demonstrated by the chart below.


Total AUM (in Billions)
$0.00
$5.00
$10.00
$15.00
$20.00
$25.00
Grayscale Bitcoin Trust
BlackRock iShares Bitcoin Trust
Fidelity Wise Origin Bitcoin Trust
Ark/21 Shares Bitcoin Trust
Bitwise Bitcoin ETP
VanEck Bitcoin Trust
Valkyrie Bitcoin Fund
Invesco Galaxy Bitcoin ETF
Franklin Bitcoin ETF
WisdomTree Bitcoin Trust

Source: https://blockworks.co/bitcoin-etf

WE BELIEVE STOCKHOLDERS NEED TO PUSH THE BOARD INTO ACTING IN THE BEST INTERESTS OF STOCKHOLDERS AND NOT FOR THEIR OWN PERSONAL INTERESTS.

As we have demonstrated through our past campaigns and our attempted engagement with WisdomTree, the Board will only act in the interests of stockholders when it is pushed to do so by the prospect of a proxy contest.[12, 13] That is why we believe the vote at the 2024 Annual Meeting is so critical.

Unless pressed by stockholders, we do not believe the Board or management will end its misguided DeFi initiatives. Nor do we believe the Board will unilaterally address and rectify the issues we raised in our campaign in 2023, including the Company's poor management, misguided strategy, bloated cost structure, and its outsized compensation practices, in the manner required to close the gap between the market's valuation of the Company and the intrinsic value of its core ETF business. We believe the Board and management are continuing to dig in and fight against what is best for stockholders because they want to continue to be paid and over-paid by the Company for their own personal benefit. There is no other explanation for the Board's behavior, in our opinion.

We believe a strategic review resulting in substantial changes or a sale of the business is the only way to close the valuation gap.

Our request is a simple one: The Board should form a special committee of independent directors with a mandate to consider strategic alternatives including, but not limited to, a sale of part or all of the business and returning capital to stockholders, and a significant repositioning of the business including the replacement of members of WisdomTree's senior leadership team. To assist in this work, we further propose that the special committee retain a recognized tier-one investment bank along with independent counsel.

For stockholders to make their voices heard by the Board, as a referendum on the urgent need for an independent strategic review to unlock value for all stockholders, ETFS recommends that stockholders vote **AGAINST** the re-election of the long tenured directors supporting the Company's DeFi strategy, and the individuals we believe are leading the anti-stockholder resistance on the Board – Chairman Win Neuger, director Anthony Bossone, and CEO Jonathan Steinberg.

By voting **AGAINST** the re-election of Messrs. Neuger, Bossone, and Steinberg, we believe stockholders will send a strong message to the Board that they are dissatisfied with the status quo and that the Company should hire a reputable banker and evaluate all options to unlock value as soon as possible.

Thank you for your support,

Graham Tuckwell
Chairman
ETFS Capital Limited

STOCKHOLDERS, PLEASE ACT TODAY!

We urge stockholders to vote **AGAINST** the re-election of Win Neuger, Anthony Bossone, and Jonathan Steinberg on the **GOLD** ETFS proxy card, to send a clear and resounding message to the Board.

Stockholders who have question or require assistance in voting their **GOLD** proxy card, or need additional copies of ETFS Capital's proxy materials, are encouraged to contact Saratoga Proxy Consulting LLC at (888) 368-0379 or (212) 357-1311 or info@saratogaproxy.com.

A copy of ETFS Capital's letter to stockholders, definitive proxy statement, and information on how to vote are on the **GOLD** proxy card or **GOLD** voting instruction form, are available at www.UnlockWT.com.

[1]Source: 2Q 2021 Earnings Transcript

[2]Company SEC filings.

[3]Write-offs related to Advisor Engine ($53.1m), QuestTrade ($0.6m) and Greenhaven investments ($10m). Source: https://static1.squarespace.com/static/6440f8b6e5684d4179e4d179/t/64673d81be41bb4d80e9336d/1684487560281/Wise+Up+WisdomTree_SEC.pdf – page 36)

[4]Current market value of $1.4 billion based on a share price of $9.26 as of May 3, 2024 (Bloomberg) and shares outstanding of approximately 152 million (Company SEC filings).The lower intrinsic valuation of $2.1 billion is calculated as follows: (i) annual revenue of $382 million, based on current AUM of $106 billion and weighted average fees of 36 bps (Company website and SEC filings) as of May 3, 2024 (ii) an operating margin of 42.5%, being the mid-range of our estimated achievable margin discussed in note 7 (iii) deduct non-operating expenses, including net interest expense, of $11 million as per the Company's 2023 Form 10-K (iv) apply a tax rate of 21% to give net income of $119 million (v) apply a Price(P)/NTM (Next Twelve Months) Earnings multiple of 17.5x, which is the 3-year average for WisdomTree's NTM P/E trading multiple as of May 3, 2024 (FactSet).The higher intrinsic valuation of $3.0 billion assumes a sale of the ETF business at a valuation of 2.8% of current AUM of $106 billion, which valuation multiple is the average of the acquisition multiple for Guggenheim in 2017 and Oppenheimer in 2018 of 3.3% and 2.3% respectively (Bloomberg). We note that when WisdomTree announced the purchase of the European business of ETFS in November 2017, it was at a valuation of 3.5% of AUM (the consideration was valued at $611 million for $17.6 billion of AUM).

[5]See Earnings Presentations: https://ir.wisdomtree.com/news-events/presentations

[6]See Earnings Presentations: https://ir.wisdomtree.com/news-events/presentations

[7]Our assertion that WisdomTree's operating margin should be in the range of 40% to 45% is based on the operating margin for Blackrock, Inc.'s ETF business, which is 40% to 45% according to ETFS' calculations (https://ir.blackrock.com/financials/quarterly-results/default.aspx), as well as ETFS' extensive experience in investing and managing ETF businesses. Specifically, ETFS Capital managed a successful ETF business which it sold to WisdomTree in 2018. Since then, ETFS Capital has invested in leading ETF companies such as 21 Shares – a company that offers the largest suite of crypto-currency ETFS in the world. Furthermore, WisdomTree itself has discussed achieving incremental margins greater than 50% in its quarterly earnings presentations since 2022 (https://ir.wisdomtree.com/news-events/presentations), which provides further credence to ETFS' assertion that the Company's core ETF business should achieve an operating margin of 40% to 45%.

[8]Based on 2023 annual figures after removing contractual Gold payments and activist campaign related costs.

[9]Run rate revenues as of May 3, 2024, calculated using WisdomTree data on the Company's website, per note 4.

[10]https://ir.wisdomtree.com/news-events/presentations.

[11]Company SEC filings, quarterly earnings releases, and quarterly presentations.

[12]ETFS 2023 definitive proxy statement: https://www.sec.gov/Archives/edgar/data/880631/000092189523001037/defc14a13246002_05042023.htm

[13]ETFS letter to stockholders, dated May 4, 2023: https://www.sec.gov/Archives/edgar/data/880631/000092189523001042/ex1todfan14a13246002_050423.pdf

If you have any questions, require assistance in voting your **GOLD** proxy card,
or need additional copies of ETFS' proxy materials,
please contact Saratoga at the phone numbers listed below.



520 8th Avenue, 14th Floor
New York, NY 10018
(212) 257-1311

Stockholders call toll free at (888) 368-0379
Email: info@saratogaproxy.com